UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
Form 6-K
REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of: February 2023    Commission File Number: 1-31402
CAE INC.
(Translation of registrant’s name into English)
8585 Cote de Liesse
Saint-Laurent, Quebec
Canada H4T 1G6
(Address of Principal Executive Offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F    ___        Form 40-F   X
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____
INCORPORATION BY REFERENCE
    This report on Form 6-K and the exhibits hereto are specifically incorporated by reference into the registration statement on Form F-10 (File No. 333-250113) and the registration statements on Form S-8 (File Nos. 333-155366, 333-213708, 333-267775 and 333-97185), of CAE Inc.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CAE Inc.
Date: February 14, 2023    By:    /s/ Mark Hounsell
Name:    Mark Hounsell
Title:    General Counsel, Chief Compliance Officer and Corporate Secretary

EXHIBIT INDEX

99.1        Press Release
99.2        2023 Q3 Financial Statements and Management’s Discussion and Analysis